SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

Commission File Number: 0-15624

SECOND BANCORP INCORPORATED

401(k) PLAN

(Full title of the plan)

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, Ohio 43402

(419) 327-6300

(Name of issuer of the securities held pursuant to the

plan and address of its principal executive office)

REPORT OF INDEPENDENT AUDITORS

RETIREMENT POLICY COMMITTEE

SECOND NATIONAL BANK OF WARREN

SECOND BANCORP INCORPORATED 401(k) PLAN

We have audited the accompanying statements of net assets available for benefits of Second Bancorp Incorporated 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PACKER THOMAS

Packer Thomas

Warren, Ohio

June 10, 2004

Second National Bank of Warren

Second Bancorp Incorporated 401(k) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2003	2002
ASSETS
Cash	$11,015	$50,067
Investments
Money market funds	1,984,016	1,204,195
Common stock—Second Bancorp	8,378,093	8,681,268
Mutual funds	6,880,493	4,195,437
Loans to participants	467,415	261,863

Total Investments	17,710,017	14,342,763

TOTAL ASSETS	17,721,032	14,392,830

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$17,721,032	$14,392,830

The accompanying notes are an integral part of these financial statements.

Second National Bank of Warren

Second Bancorp Incorporated 401(k) Plan

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2003	2002
ADDITIONS
Contributions:
Employer	$721,583	$634,738
Employee	1,717,971	1,534,535
Investment income	267,103	341,497
Interest income from loans to participants	19,214	18,839

TOTAL ADDITIONS	2,725,871	2,529,609

DEDUCTIONS
Benefits paid to participants	609,644	1,771,846
Administrative expenses	4,390	6,506

TOTAL DEDUCTIONS	614,034	1,778,352

NET REALIZED AND UNREALIZED APPRECIATION IN FAIR VALUE OF INVESTMENTS	1,216,365	805,323

NET INCREASE	3,328,202	1,556,580

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR	14,392,830	12,836,250

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR	$17,721,032	$14,392,830

The accompanying notes are an integral part of these financial statements.

Second National Bank of Warren

Second Bancorp Incorporated 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits are prepared on the accrual basis of accounting.

Valuation of Investments

The accompanying statements of net assets available for plan benefits reflect the Second Bancorp Incorporated 401(k) Plan’s (the Plan) investments at market value as determined by the trustee. The investment in Second Bancorp, Inc. common stock is stated at quoted market prices. The investment in short-term investment is stated at cost which approximates market. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Net unrealized appreciation or depreciation of securities is reflected as an adjustment of the Plan’s net assets in the accompanying statement of changes in net assets available for plan benefits. Loans to participants are valued at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE B—DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Second National Bank of Warren (the Bank) established the Plan effective January 1, 1986 to provide a vehicle for savings for eligible employees.

Effective January 1, 2003, the name of the Plan changed to Second Bancorp Incorporated 401(k) Plan. Prior to 2003, the Plan name was The Second National Bank of Warren Employees’ Savings Plan.

Employees become participants of the Plan upon completing 90 days employment as defined by the Plan. Contributions are made by each employee in the form of pretax withholdings not to exceed 12% of their compensation. The employer matches 75% of participants’ contributions up to a maximum of 6% of employee earnings.

Employer contributions are made in the form of Second Bancorp, Inc. common stock. Participants may elect to invest in a short-term money market fund, common stock of Second Bancorp, Inc. (holding company of the Bank) or various Federated mutual funds.

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is fully vested after completing 5 years of service as defined by the Plan, and eligible for early retirement benefits after 10 years of continuous service and attainment of age 55. If a participant terminates prior to full vesting, employer contributions and earnings thereon are reduced on a pro rata basis for each year less than 5 years of service. Benefits are payable in a lump sum upon termination. Benefit payments to participants are recorded upon distribution.

Second National Bank of Warren

Second Bancorp Incorporated 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE B—DESCRIPTION OF THE PLAN (continued)

In the event of termination of the Plan, the accounts of the participants shall become fully vested. The plan administrator may pay account balances to participants or to their beneficiaries upon a participant’s termination or death, or distribute the assets of the Plan to participants and beneficiaries in proportion to their respective account balances.

Participants who prove financial hardship may withdraw only the portion of their account balance which they contributed. The remaining portion contributed by the employer and earnings thereon remains in their account until termination of employment or retirement and continues to earn until distribution. If upon termination, the participant remains only partially vested, the remaining portion contributed by the employer and earnings thereon is forfeited. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $95,027 and $39,421, respectively. All forfeited amounts are used to offset future employer contributions.

Participants may borrow up to 50% of their vested account, not to exceed $50,000, at any time for any purpose. The remaining 50% of the vested benefits are used as collateral to secure the loan. The interest rate charged is comparable to what a commercial bank would charge for that type of loan. Participants are required to borrow at least $1,000, must pay back the loan within five years, and must pay a processing fee. Interest paid on the loans is credited to the participant’s individual account.

NOTE C—FEDERAL INCOME TAXES

The Plan has received a favorable determination from the Internal Revenue Service which qualifies the Plan, in its current form, under the Internal Revenue Code. Therefore, no income taxes have been provided on the investment income for the year.

NOTE D—INVESTMENTS

The following table presents the fair value of investments. Invesments representing five percent or more of the Plan’s net assets are separately identified.

	December 31,
	2003	2002
Investments at fair value:
Federated U.S. Government Securities Fund	$287,688	$61,373
Federated Moderate Allocation	146,832	—
Federated Prime Obligations Fund—excess of 5%	1,984,016	1,204,195
Second Bancorp, Inc.—excess of 5%	8,378,093	8,681,268
Federated Cap Appreciation Fund	526,744	273,843
Federated Growth Strategies Fund—excess of 5%	1,342,268	862,704
Federated Kaufmann Fund—excess of 5% (2003 only)	995,582	393,353
Federated Managed Conservative Growth	—	31,247
Federated Managed Growth	—	107,720
Federated Managed Moderate Growth	—	47,426
Federated Max-Cap Svc Index Fund	253,909	245,052
Federated Stock Trust—excess of 5%	1,634,726	1,187,427
Federated International Equity	191,178	49,064
Federated Managed Income Portfolio	—	25,929
Federated Total Return Svc Bond Fund—excess of 5%	1,146,671	910,299
Federated Conservative Allocation	72,281	—
Federated Growth Allocation	282,614	—
Participant loans	467,415	261,863

	$17,710,017	$14,342,763

Investment income	$267,103	$341,497

Second National Bank of Warren

Second Bancorp Incorporated 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE D—INVESTMENTS (continued)

During the years ending December 31, 2003 and 2002, the Plan’s investments appreciated in value by $1,216,365 and $805,323, respectively, as follows:

	December 31,
	2003	2002
Common stock	$(19,958)	$1,648,279
Mutual funds	1,236,323	(842,956)

Net appreciation in fair value of assets	$1,216,365	$805,323

NOTE E—RELATED PARTY TRANSACTIONS

Second Bancorp is the parent company of Second National Bank, where most participants are employed. The Bank also owns and operates the Trust Department, which acts as plan administrator.

The Plan held Second Bancorp common stock with a market value of $8,378,093 and $8,681,268 at December 31, 2003 and 2002, respectively.

The Plan sponsor pays the audit fee for the Plan.

NOTE F—CONCENTRATIONS

The Plan held Second Bancorp, Inc. common stock with a market value of $8,378,093 and $8,681,268 at December 31, 2003 and 2002, respectively. It is reasonably possible that changes in the fair value of the stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE G—SUBSEQUENT EVENT

Effective July 1, 2004, Second Bancorp, Inc. was acquired by Sky Financial Group (“Sky”). It is the intent of Sky to merge the Plan assets into Sky’s 401(k) plan as of January 1, 2005.

Second National Bank of Warren

Second Bancorp Incorporated 401(k) Plan

Schedule H, line 4i—SCHEDULE OF ASSETS HELD AT END OF YEAR

Federal I.D. #: 34-1530773

Plan Number: 002

December 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment, including Maturity Date and Rate of Interest	(d) Cost	(e) Current Value
	SHORT-TERM INVESTMENTS
	Federated Prime Obligations Fund	N/A	$1,984,016	$1,984,016

	TOTAL SHORT-TERM INVESTMENTS		1,984,016	1,984,016

	COMMON STOCKS
*	Second Bancorp, Inc.	N/A	8,382,628	8,378,093

	TOTAL COMMON STOCKS		8,382,628	8,378,093

	MUTUAL FUNDS
	Federated Cap Appreciation Fund	N/A	444,859	526,744
	Federated Growth Strategies Fund	N/A	986,461	1,342,268
	Federated Kaufmann Fund	N/A	776,817	995,582
	Federated Conservative Allocation	N/A	64,320	72,281
	Federated Growth Allocation	N/A	240,135	282,614
	Federated Moderate Allocation	N/A	129,249	146,832
	Federated Max-Cap Svc Index Fund	N/A	235,508	253,909
	Federated Stock Trust	N/A	1,306,305	1,634,726
	Federated International Equity	N/A	158,169	191,178
	Federated Total Return Svc Bond Fund	N/A	1,107,372	1,146,671
	Federated U.S. Government Securities Fund	N/A	285,364	287,688

	TOTAL MUTUAL FUNDS		5,734,559	6,880,493

	LOANS TO PARTICIPANTS
*	Participant Loans	5.75% to 14.90%	—	467,415

	TOTAL INVESTMENTS		$16,101,203	$17,710,017

*	Denotes party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SECOND BANCORP INCORPORATED
401(k) PLAN

/s/ GERRI STEIGERWALD	July 2, 2004
Gerri Steigerwald,	(date)
Plan Administrator